                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR FISCAL YEAR ENDED DECEMBER 31, 2000
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM            TO           .

                           COMMISSION FILE NO. 1-3071


                 THE HANOVER COMPANIES RETIREMENT SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                          HANOVER COMPRESSOR COMPANY
               12001 NORTH HOUSTON ROSSLYN, HOUSTON, TEXAS 77086
  (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)

Required Information

Financial Statements and Supplemental Schedules for the Plan

     The Hanover Companies Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan's financial statements and supplemental schedule has been examined by PricewaterhouseCoopers LLP, Independent Accountants and their report is included herein.

                                    Exhibit
                                    -------

Designation                 Description                    Method of Filing
-----------                 -----------                    ----------------

Exhibit 23    Consent of PricewaterhouseCoopers LLP    Filed with this Report.

The Hanover Companies
  Retirement Savings
Plan
Financial Statements
December 31, 2000 and 1999

The Hanover Companies Retirement Savings Plan
Table of Contents
December 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                                      Page
Report of Independent Accountants                                       1

Financial Statements:
     Statement of Net Assets Available for Benefits
       at December 31, 2000 and 1999                                    2

     Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 2000                             3

     Notes to Financial Statements                                      4

Supplemental Schedule:*
     Schedule I - Schedule of Assets Held at the End of the Year       11

Signatures                                                             12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrator of The Hanover Companies Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Companies Retirement Savings Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule identified in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, TX
June 15, 2001

The Hanover Companies Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                                                             2000              1999
   Investments at fair value:
     Cash, noninterest-bearing                           $       162       $       191
     Common stock                                          7,818,791         2,021,202
     Mutual fund investments                               9,117,525         7,551,715
     Common/collective trust investments                   2,924,160         1,981,591
   Participant loans, at cost                                978,895           723,729
                                                         -----------       -----------
        Total investments                                 20,839,533        12,278,428
                                                         -----------       -----------
Employer contributions receivable                            225,615            68,486
Employee contributions receivable                            193,802            56,715
Securities purchased                                          95,926
Investment income receivable                                   8,217             3,723
Excess contributions payable                                 (46,081)          (66,789)
                                                         -----------       -----------
        Net assets available for benefits                 21,317,012        12,340,563
                                                         ===========       ===========

        The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2000
--------------------------------------------------------------------------------

Investment income:
   Net depreciation in fair value of mutual funds                   (1,161,156)
   Net depreciation common/collective trust in fair value              (50,191)
   Net appreciation in fair value of common stock                    3,789,831
                                                                   -----------
                                                                     2,578,484
   Dividend income                                                   1,053,019
   Interest income                                                      60,524
                                                                   -----------
     Total investment income                                         3,692,027
                                                                   -----------
Contributions:
   Employer contributions                                              661,382
   Employee contributions                                            2,728,792
   Employee rollover contributions                                   2,579,843
                                                                   -----------
     Total contributions                                             5,970,017
                                                                   -----------
                                                                     9,662,044
Deductions from plan assets:
   Benefits paid                                                       680,833
   Administrative expenses                                               4,762
                                                                   -----------
Increase in net assets available for benefits                        8,976,449
Net assets available for benefits:
   Beginning of year                                                12,340,563
                                                                   -----------

   End of year                                                      21,317,012
                                                                   ===========


        The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   Description of Plan

     The Hanover Companies Retirement Savings Plan (the Plan) was adopted effective January 1, 1994 by Hanover Compressor Company (the Company) and replaced the Company's former plan, the Hanover Energy Employee's Savings Plan. The plan custodian is Merrill Lynch.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Plan Changes
     Effective May 18, 2000, participants are able to contribute a fixed dollar amount or a fixed percentage each pay period. Previously participants were limited to contributing a fixed percentage. Additionally, participants become eligible on the first of the month following six months of continuous service. Previously, a participant became eligible following one year of service.

     Contributions
     Participants may contribute up to 20% of their pre-tax compensation, as defined. Participants may also elect to roll over contributions from other qualified plans. The Company may make discretionary contributions to the Plan in the form of matching contributions of 35% of each participant's contributions for the plan year, up to an annual maximum of $1,000 per individual. Participants who were employed on the last day of the plan year or who died, became disabled while an employee of the Company or terminated employment after obtaining normal retirement age, as defined, during the plan year are eligible for an allocation of discretionary employer contributions. The Company made discretionary contributions of $661,382 during the plan year ended December 31, 2000.

     Participant's Accounts
     Each participant's account is credited with the participant's contributions, employer contributions and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. All plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Vesting
     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become vested in the Company's contributions at the rate of 20% per year after two years of service.

     Forfeitures
     Forfeited nonvested accounts will be allocated to participants based on their contributions. During the year ended December 31, 2000, forfeited nonvested accounts totaling $8,307 were allocated to participants.

     Investment Options
     Upon enrollment in the Plan, participants may direct their contributions among 23 different investment options consisting of Hanover Compressor Company common stock, common/collective trusts and mutual funds.

     Payment of Benefits
     A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59 1/2. Benefits may be paid by either a lump-sum amount equal to the value of his or her account or periodic installments. A lump-sum payment is automatically distributed to terminated participants with vested balances equal to or less than $5,000. Withdrawals of vested balances due to immediate and heavy financial need are also permitted.

     Participant Loans
     Upon written application by a participant, the Plan administrator may make loans to participants subject to limitations defined by the Plan. A participant loan is a participant-directed investment of his or her account which earns a reasonable rate of interest (7.5% to 10.0% on loans outstanding during 2000) and is repaid by regular principal and interest payments through payroll deductions.

2.   Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     contingent assets and liabilities. Actual results could differ from those estimates.

     Valuation of Investments
     Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Shares of common/collective trusts are stated at the fair value of the trusts' underlying net assets as determined by the quoted closing price for those securities for which market quotations are available or with respect to other assets, fair value as determined in good faith by Merrill Lynch. Units of participation in funds holding primarily guaranteed investment contracts are valued at the contract value of the underlying contracts, which represents contributions made under the contracts, plus interest at the contract rate, less funds used to pay withdrawals and loans. The cost of guaranteed investment contracts approximates fair value. The participants are exposed to credit loss in the event of nonperformance by the insurance companies with whom the investment contracts are placed. However, the plan administrator does not anticipate nonperformance by these companies. Participant loans are valued at cost which approximates fair value.

     Investment Income
     Investment income is recorded when earned. The net appreciation in fair value of investments includes the gain or loss on investments bought and sold during the year as well as the change in fair value.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

3.   Investments

     The following presents investments as of December 31, 2000 and 1999 that represent five percent or more of the Plan's net assets. Investments that include nonparticipant-directed accounts are denoted.

                                                                                    December 31,
                                                                          --------------------------------
                                                                             2000                  1999
     Common stock:
        Hanover Compressor Company                                         7,818,791    /a/      2,021,202     /a/
     Common/collective trusts:
        Merrill Lynch Retirement Preservation                              2,380,810             1,463,460
     Mutual funds:
        Merrill Lynch Balanced Capital Fund                                1,396,221             1,513,382
        Merrill Lynch Global Allocations Fund                              1,835,861             1,663,739
        Merrill Lynch Growth Fund                                          1,359,429             1,725,349
        Merrill Lynch Focus Value Fund                                     1,311,699             1,401,332

     /a/  Denotes funds which include nonparticipant directed investments.

     The following presents the change in the Plan's investment in Hanover Compressor Company common stock for the year ended December 31, 2000.

     Net appreciation in fair value of common stock                                                 3,789,831
     Interest income on participant loans                                                              11,940
     Employer contributions                                                                           504,252
     Employee contributions                                                                           514,690
     Employee rollover contributions                                                                  228,813
     Loan repayments                                                                                   47,857
     Net interfund transfers                                                                          804,257
     Benefits paid                                                                                   (107,349)
     Administration fees                                                                                3,298
                                                                                                   ----------
          Net increase                                                                              5,797,589
     Total investment
        Beginning of year                                                                           2,021,202
                                                                                                   ----------
        End of year                                                                                 7,818,791
                                                                                                   ==========

     Contributions and benefit payments are presented in the Plan's financial statements on a cash basis. The following presents the difference of employer contributions for the Hanover

The Hanover companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2000 and 1999
--------------------------------------------------------------------------------

     Compressor Company common stock between the cash basis and the accrual basis.

     Employer contributions to Hanover Compressor Company common
      stock account for the year ended December 31, 2000           $504,252
     Employer contributions receivable at December 31, 1999         225,616
     Employer contributions receivable at December 31, 2000         (68,486)
                                                                    -------
     Employer contributions to the Plan for the year ended
      December 31, 2000                                            $661,382
                                                                    =======

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

5.   Federal Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 6, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Party-In-Interest Transactions

     Certain Plan investments are shares of mutual funds and common trusts managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

     During the year ended December 31, 2000, administrative expenses of approximately $46,597 were paid by the Company on behalf of the Plan.

                                                                      Schedule I
                                                                   (Page 1 of 2)

The Hanover Companies Retirement Savings Plan
Schedule of Assets (Held at End of the Year)
December 31, 2000
--------------------------------------------------------------------------------

                                                                      Historical           Current
        Identity of issuer                   Description of asset        cost               value
* Hanover Compressor Co.                     Common stock             $3,796,711          $7,818,791

* Merrill Lynch Equity Index Trust           Comm/Collective Tr          532,895             543,350

* Merrill Lynch Retirement Preservation      Comm/Collective Tr        2,380,810           2,380,810
     Trust

  Massachusetts Financial Services Company
     Emerging Growth Fund                    Mutual Fund                 788,158             690,264

  Davis Series Financial Fund                Mutual Fund                  11,621              12,212

  John Hancock Health Science Fund           Mutual Fund                  34,134              35,712

* Merrill Lynch Balanced Capital Fund        Mutual Fund               1,548,865           1,396,221

* Merrill Lynch Corporate Bond Fund -
     Investment Grade Portfolio              Mutual Fund                 702,769             696,915

* Merrill Lynch Euro Fund                    Mutual Fund                   8,447               8,648

* Merrill Lynch Global Allocation Fund       Mutual Fund               1,942,679           1,835,861

* Merrill Lynch Growth Fund                  Mutual Fund               1,665,544           1,359,429

* Merrill Lynch Healthcare Fund              Mutual Fund                  61,884              62,599

* Merrill Lynch Focus Value Fund             Mutual Fund               1,435,212           1,311,699

* Merrill Lynch Pacific Fund                 Mutual Fund                   7,750               5,603

  Chase Vista European Fund                  Mutual Fund                  26,468              21,122

  Van Kampen Latin American Fund             Mutual Fund                   5,030               4,232

  Munder Netnet Fund                         Mutual Fund                 250,067             118,866

  Ivy International Fund                     Mutual Fund                  91,858              71,053

  Pioneer Mid Cap Value Fund                 Mutual Fund                 202,171             206,861

                                                                      Schedule I
                                                                   (Page 2 of 2)

The Hanover Companies Retirement Savings Plan
Schedule of Assets (Held at End of the Year)
December 31, 2000
--------------------------------------------------------------------------------

                                                                      Historical             Current
          Identity of issuer            Description of asse             cost                  value
  John Hancock Small Cap Growth Fund    Mutual Fund                      196,735              179,149

  Massachusetts Financial Services
     Utilities Fund                     Mutual Fund                       74,775               68,003

  Massachusetts Investors Trust         Mutual Fund                      580,326              570,853

  Davis New York Venture Fund Inc.      Mutual Fund                      461,075              462,223

* Participant loans                     Loans (7.5% - 10.0)              978,895              978,895

  Cash, noninterest bearing             Cash                                 162                  162
                                                                     -----------          -----------
          Assets held for investment                                  17,785,041           20,839,533
                                                                     ===========          ===========

* Denotes a Party-In-Interest as defined by ERISA.

                                   Signature
                                   ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator for the Hanover Companies Retirement Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                             Hanover Companies Retirement Savings Plan


                             By:  /s/ Michael J. McGhan
                                  ---------------------------------
                                  Michael J. McGhan,
                                  President/Chief Executive Officer


Date: June 28, 2001